Kookmin Bank www.kbstar.com

5th Fl, Hosung Bldg. 44-22, Yeouido-dong, Yeoungdeungpo-gu, Seoul, Korea, 150-010 Sang Hoon Park

Tel (02)2073-0686, Fax (02)2073-0697

July 21, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kookmin Bank
Registration Statement on Form F-4
File No. 333-151207

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Kookmin Bank (the “Bank”) hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 10:00 a.m., New York time, on July 22, 2008, or as soon thereafter as practicable.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Bank acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Bank from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KOOKMIN BANK

By:	/s/ DONG CHEOL LEE
Name:	Dong Cheol Lee
Title:	General Manager and Attorney-in-Fact